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Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

October 29, 2020

Via Edgar Mr. Raymond Be U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549

Re:    Wilshire Mutual Funds, Inc. (File No. 811-07076) and
Wilshire Variable Insurance Trust (File No. 811-07917) (the “Registrants”)
Dear Mr. Be:
On behalf of the Registrants, this letter is in response to the comments you provided on October 26, 2020 regarding the Registrants’ Preliminary Proxy Statement filed on October 16, 2020. Changes in response to the comments below are reflected in the Registrants’ Definitive Proxy Statement. Capitalized terms used herein have the meaning ascribed to them in the Proxy Statement.
1.Comment: The letter to shareholders states that the Meeting will be held in a virtual meeting format only. Please confirm supplementally that the Meeting will be conducted in a manner consistent with applicable state law and SEC guidance.
Response: The Registrants confirm that the Meeting will be conducted in a manner consistent with state law (Maryland and Delaware, as applicable), as well the Corporation Finance Staff Guidance for Conducting Shareholders Meetings in light of COVID-19 Concerns (April 7, 2020).
2.Comment: In the Q&A on page ii regarding the differences between the new and current investment advisory agreements, please explain the difference identified with respect to WMF’s investment advisory agreement more clearly.
Response: The disclosure has been revised accordingly.
3.Comment: In the first Q&A on page iii, please clarify in the last sentence of the answer that the Sub-Advisers referenced are the Portfolios’ current Sub-Advisers (i.e., that the Sub-Advisers are not changing).
Response: This change has been made.

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Mr. Raymond Be
October 29, 2020

4.Comment: In response to the first Q&A regarding the proposed change in the Large Company Growth Portfolio’s diversification status on page iv which states that the change will allow the Portfolio’s investment team to better implement the Portfolio’s investment strategy, please explain in an appropriate location in the Proxy Statement how Wilshire intends to use the additional discretion in implementing the Portfolio’s investment strategy and how this will affect the Portfolio’s risk profile (i.e., please revise the disclosure to reflect Wilshire’s intentions assuming the proposal is approved).
Response: In the body of the Proxy Statement regarding Proposal 9, disclosure has been added regarding Wilshire’s expectations assuming the proposal is approved, i.e., that the Sub-Advisers may increase their position in certain issuers or invest in fewer issuers. Additional risk disclosure applicable to a non-diversified fund has also been included in this section.
5.Comment: In reference to the second Q&A regarding the proposed change in the Large Company Growth Portfolio’s diversification status on page iv, please disclose whether the portfolio composition will change immediately if the proposal is approved.
Response: See the response to the prior comment.
6.Comment: On page 3 in the first sentence under “Comparison of New Advisory Agreements with Current Advisory Agreements,” please describe the differences referenced as otherwise described below if such differences are material.
Response: Two sentences have been added after the first sentence to disclose the other differences.
7.Comment: On page 5 in the last paragraph regarding the difference in WMF’s Current Advisory Agreement and New Advisory Agreement, please address whether the change will cause an increase in the fees paid by the Portfolios.
Response: A sentence has been added disclosing that each Portfolio’s advisory fee will not increase as a result of the change.
8.Comment: In the last paragraph regarding the required votes for WVIT, please clarify that if voting instructions are not executed, shares will be voted FOR Proposals 2 and 4.
Response: As noted on the voting instruction card, if the card is not executed, the votes will not be counted. Accordingly, no change has been made in response to this comment.

Mr. Raymond Be
October 29, 2020

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If you have any questions regarding these responses, please call the undersigned at (312) 609-7616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt
RMH/ser